Algonquin Power & Utilities Corp. Announces 2019 First Quarter Financial Results
OAKVILLE, Ontario - May 9, 2019 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“APUC” or the “Company”) today announced financial results for the first quarter ended March 31, 2019. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
"During the first quarter of 2019, we continued to advance our major development projects, including our Customer Savings Plan which involves the development of 600 megawatts of new wind power generation to both reduce customers’ monthly electric bill and reduce carbon emissions in the mid-west,” said Ian Robertson, Chief Executive Officer of APUC. “We are also pleased that our Board of Directors has approved a 10% increase in our dividend, a decision that is supported by another year of successful execution of our strategic plan and growth of our earnings and cash flows.”
Q1 2019 Financial Highlights

•	Revenue of $477.2 million compared to $494.8 million in 2018.

•
Adjusted EBITDA[1] of $231.5 million compared to $279.6 million in 2018. Adjusting for the one-time income acceleration of $55.9 million that occurred in the first quarter of 2018 arising from the implementation of U.S. Tax Reform, Adjusted EBITDA increased by $7.8 million over the same period in 2018.

•	Earnings of $0.17 per share compared to $0.04 per share for the same period in 2018.

•
Adjusted Net Earnings[1] per share of $0.19 compared to $0.32 in 2018. Adjusting for the one-time impact of U.S. Tax Reform of $0.11 per share that occurred in the first quarter of 2018, Adjusted Net Earnings per share decreased by $0.02 per share.

•	Adjusted Funds from Operations[1] of $173.5 million compared to $179.9 million in 2018.
Key Financial Information

All dollar amounts in U.S. $ millions except per share information	Q1 2019	Q1 2018	Variance
Revenue	477.2	494.8	-4%
Net earnings attributable to shareholders	86.4	17.6	391%
Per share	0.17	0.04	325%
Adjusted Net Earnings[1]	93.8	141.0	-33%
Per share	0.19	0.32	-41%
Adjusted EBITDA[1]	231.5	279.6	-17%
Adjusted Funds from Operations[1]	173.5	179.9	-4%
Dividend per share	0.1282	0.1165	10%

1.	Please refer to Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures at the end of this document for further details.

APUC Business Highlights

•
Increase in common share dividend – Consistent with APUC's strategy of delivering total shareholder return comprised of an attractive current dividend yield and capital appreciation, on May 9, 2019, APUC's Board of Directors approved a 10% dividend increase from a total annual dividend of $0.5128 per common share to a total annual dividend of $0.5640 per common share, to be paid quarterly at a rate of $0.1410 per common share, up from $0.1282 per common share.

Liberty Power Group Highlights

•
Uruguay Transmission Line Project – Subsequent to quarter end, on May 7, 2019, AAGES secured the winning bid for a High Voltage Transmission Line Project in Uruguay (the "Uruguay Project").  The Uruguay Project consists of a 500 kV substation, a 500 kV power transmission line approximately 60 km in length, and a 150 kV power transmission line approximately 20 km in length.

•
Inaugural issuance of Green Bonds – On January 29, 2019, the Liberty Power Group issued C$300 million of senior unsecured debentures bearing interest at 4.60% and with a maturity date of January 29, 2029. The debentures represent Liberty Power Group’s inaugural “green bond” offering.

Liberty Utilities Group Highlights

•
Progress on Customer Savings Plan – On May 9, 2019, the Arkansas Public Service Commission issued its order allowing the commencement of construction of the project. The project is expected to commence construction upon receipt of the approval of the Certificate of Convenience and Necessity in Missouri which is expected in the second quarter of 2019.

•
Acquisition of ownership interest in Wataynikaneyap Power Transmission Project – On January 17, 2019, the Liberty Utilities Group acquired a 9.8% ownership interest in the electricity transmission project located in Northwestern Ontario that is expected to connect 17 remote First Nation communities to the Ontario provincial electricity grid through the construction of approximately 1,800 km of transmission lines.

APUC’s supplemental information is available on the web site at www.AlgonquinPowerandUtilities.com and under its issuer profile on SEDAR at www.sedar.com.
Earnings Conference Call
APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 10, 2019, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Date:	Friday, May 10, 2019
Time:	10:00 a.m. ET
Conference Call Access:	Toll Free Canada/US:	1-800-319-4610
	Toronto local:	416-915-3239
Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access:	http://services.choruscall.ca/links/algonquinpower20190510.html Presentation also available at: www.algonquinpowerandutilities.com
Call Replay: (available until May 25)	Toll Free Canada/US:	1-855-669-9658
	Vancouver local:	1-604-674-8052
	Access code:	3134

About Algonquin Power & Utilities Corp.
APUC is a diversified generation, transmission and distribution utility with approximately $9.7 billion of total assets. Through its two business groups, APUC provides rate-regulated natural gas, water, and electricity generation, transmission, and distribution utility services to approximately 770,000 connections in the United States, and is committed to being a global leader in the generation of clean energy through ownership of or investments in long‐term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy, electric transmission, and water infrastructure development projects with a global focus, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares and Series 2018-A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
For further Information:
Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information and Non-GAAP Financial Measures
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this new release include, but are not limited to: expectations with respect to the timing and amounts of APUC's growth plans, earnings, cash flow and dividend amounts; and expectations and plans with respect to current and planned capital projects. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC’s most recent annual and interim Management Discussion and Analysis and Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
(1) Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms "Adjusted Net Earnings", “Adjusted EBITDA”, and "Adjusted Funds from Operations" are used in this press release. The terms "Adjusted Net Earnings", “Adjusted EBITDA”, and "Adjusted Funds from Operations" are not recognized measures under GAAP. There is no standardized measure of "Adjusted Net Earnings", “Adjusted EBITDA”, and "Adjusted Funds from Operations" and consequently APUC's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation, analysis and reconciliation to the nearest U.S. GAAP measure of "Adjusted Net Earnings", “Adjusted EBITDA”, and "Adjusted Funds from Operations" can be found in APUC’s Management's Discussion & Analysis for the quarter ended March 31, 2019.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.

Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

(all dollar amounts in U.S. $ millions)	Three Months Ended March 31
	2019	2018
Net earnings attributable to shareholders	$86.4	$17.6
Add (deduct):
Net earnings attributable to non-controlling interest, exclusive of HLBV	7.6	0.7
Income tax expense	14.8	33.1
Interest expense on long-term debt and others	42.6	35.5
Other losses (gains)	0.6	(1.20)
Acquisition-related costs	1.9	7.6
Pension and post-employment non-service costs	1.3	0.4
Change in value of investment in Atlantica carried at fair value	5.8	117.0
Loss on derivative financial instruments	0.2	0.1
Realized loss on energy derivative contracts	(0.20)	—
Loss (gain) on foreign exchange	(0.50)	0.2
Depreciation and amortization	71.0	68.6
Adjusted EBITDA	$231.5	$279.6

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

(all dollar amounts in U.S. $ millions, except per share data)	Three Months Ended March 31
	2019	2018
Net earnings attributable to shareholders	$86.4	$17.6
Add (deduct):
Loss on derivative financial instruments	0.2	0.1
Realized loss on energy derivative contracts	(0.20)	—
Loss (gain) on long-lived assets, net	0.2	(1.20)
Loss (gain) on foreign exchange	(0.50)	0.2
Acquisition-related costs	1.9	7.6
Change in value of investment in Atlantica carried at fair value	5.8	117.0
Adjustment for taxes related to above	—	(0.30)
Adjusted Net Earnings	$93.8	$141.0
Adjusted Net Earnings per share[1]	$0.19	$0.32

1.	Per share amount calculated after preferred share dividends and excluding subscription receipts issued for projects or acquisitions not reflected in earnings.

Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with U.S. GAAP.
The following table shows the reconciliation of funds from operations to Adjusted Funds from Operations exclusive of these items:

(all dollar amounts in U.S. $ millions)	Three Months Ended March 31
	2019	2018
Cash flows from operating activities	$122.1	$97.0
Add (deduct):
Changes in non-cash operating items	45.9	63.0
Production based cash contributions from non-controlling interests	3.6	11.3
Acquisition-related costs	1.9	7.6
Reimbursement of operating expenses incurred on joint venture	—	1.0
Adjusted Funds from Operations	$173.5	$179.9